NOR'WESTER BREWING AND WVI-MICROBREWERIES ACROSS AMERICA
CONSOLIDATING
UB GROUP OF INDIA TO INVEST IN COMBINED ENTITY
New Capital Will Help Expand National Network of Craft Brewers


Portland, OR Sept. 26, 1996 -- Nor'Wester Brewing Company (NASDAQ: ALES) and Willamette Valley, Inc., Microbreweries across America (WVI), a non-listed public holding company for four regional craft breweries, today announced that they have signed a non-binding letter of intent with Vijay Mallya, Chairman of The UB Group of Bangalore, India indicating The UB Group's plans to invest $12 million in cash, securities and management services. In return, The UB Group will receive a 26% stake in Nor'Wester, the sole entity that will exist following the proposed consolidation of Nor'Wester, WVI and each of WVI's four regional craft breweries: Aviator Ales, Inc. in Woodinville, Washington; Mile High Brewing Company in Denver, Colorado; Bayhawk Ales, Inc., in Irvine, California; and North Country Brewing Company, Inc. in Saratoga Springs, New York.

According to Jim Bernau, founder and President of both Nor'Wester
Brewing and WVI, The UB Group's planned investment validates the vision and strategy that underlies each of his breweries.

"With these five unique regional brewers, we have created a true national alliance dedicated to craft brewing and Vijay understands the tremendous value and potential of this hand-crafted approach to making and marketing beer," he explained. "Overall, The UB Group is one of India's largest beer producers, but -- like the Nor'Wester/WVI alliance -- it is actually comprised of a union of twelve smaller individual breweries, each producing lagers and ales that are of superior quality to mass-produced beers. We believe, as does Vijay, that a similar national network of united regional brewers can be successful in the United States."

Bernau noted that both beer consumers and U.S. market trends favor this "quality first" approach to brewing beer. The craft beer industry has been growing dramatically, as evidenced both by the steady increase in microbreweries nationwide and by the introduction by large industrial brewers of new brands that are positioned to compete with natural, hand crafted beers.

"In the face of this competition from large, well financed industrial brewers, the key to success is achieving critical mass," Bernau said. "The infusion of capital from The UB Group will allow us to expand the number of individual craft brewers in our alliance. There is strength in numbers and with an increase in sales and market share, as well as improved economies of scale and financial support , we expect our regional breweries will compete more effectively while maintaining the quality and product excellence that make each of them unique.

"Equally exciting is the potential for the brands in our craft brewing alliance to enter growing overseas markets," Bernau added. "Vijay sells beer in 20 countries on four continents. There are obvious marketing synergies in this collaboration that could significantly expand the presence and sales of our high quality American craft beers."

According to Vijay Mallya, The UB Group has been looking for a U.S. craft beer partner for several years, and was impressed by the strong commitment to quality of Jim Bernau and his team. "My family has been brewing hand-crafted beers for nearly 50 years," he said. "In fact, our first brewery was originally smaller than Nor'Wester is today. I've learned that craft brewing is an old world tradition that is easy to talk about, but difficult to achieve. The individual breweries in the young Nor'Wester/WVI alliance have quickly achieved success as demonstrated by their consistent production of the high quality beer associated with the finest ales and lagers of the world.

"Our goal now is to enhance the operating strength of those brewers, while bringing like-minded small breweries into our network", he continued. "In addition to our financial resources, we can provide significant expertise, particularly in the production of lagers. UB's flagship brand is Kingfisher, which is highly regarded by both beer experts and the general public alike. In fact, Kingfisher has been voted best light lager in the world two years in a row at the Stockholm Beer Festival.

"Underscoring our belief in our American partners," Mallya said, "we intend to license the new combined entity the right to produce and market our Kingfisher brand in North America as part of this exciting new collaboration for UB."

According to the terms set forth in the letter of intent, The UB Group will invest $9.0 million in cash along with $2.0 million in equity securities of its Kingfisher North America subsidiary, an exclusive right to manufacture Kingfisher beer for sale in North America and certain management and technical services. Closing of the transaction, which is expected to occur by the end of 1996 or the first calendar quarter of 1997, remains subject to (i) the negotiation and execution of a definitive investment agreement between the parties, (ii) approval by the boards of directors and shareholders of each of Nor'Wester, WVI, and WVI's four regional craft brewing subsidiaries of a merger of WVI and its subsidiaries into Nor'Wester and an exchange of shares of Nor'Wester common stock for shares of WVI and its four subsidiaries, and (iii) registration with the U.S. Securities and Exchange Commission of the Nor'Wester shares to be exchanged in the merger.

Following completion of the consolidation, The UB Group and Jim Bernau will each hold 26% of the newly combined entity, which is tentatively planned to be called Nor'Wester Craft Brewing Alliance, Inc. and will trade on the NASDAQ National Market System under the symbol ALES. Mr. Bernau will continue to serve as President and CEO of the combined entity and has agreed to enter into a voting agreement with The UB Group with respect to the election of directors of the combined entity.

The Nor'Wester Craft Brewing Alliance was founded by Jim Bernau with his first microbrewery, Nor'Wester in Portland, Oregon in 1993. Bernau is also founder and president of Willamette Valley
Vineyards in Salem, Oregon (NASDAQ:  WVVI).

The UB Group is a global beer and spirits company operating in 20 countries on four continents.